I, Scott G. Britton, do hereby certify that:

1. I am an employee of:
   Baja Mining Corporation
   2350 – 1177 West Hastings Street,
   Vancouver, B.C. Canada V6E 2K3
2. I graduated with a B. S. degree in Engineering (Mining) from Virginia Polytechnic and State University, Blacksburg, Virginia, USA in 1977.
3. I am a licensed Professional Engineer (#6644) in the State of Wyoming, USA.
4. I have worked as an engineer for a total of 30 years since my graduation from university.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the section of the technical report titled Boleo Feasibility Study Summary Report, (the "Technical Report"), dated July 2007, relating to the mining operation section of the report. I have visited the Property eight times since June, 2006.
7. I have read NI 43-101 and certify that the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
8. I have been involved with the property since May 2006. This involvement takes the form of the General Manager - Mining for Baja Mining Corp., the owners of the property.
9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical report misleading.
10. I am not independent of the issuer and as a result have had the report reviewed by Mr. Don Hunter, an independent qualified person.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated 11 July, 2007

Scott G Britton

Signature of Qualified Person

Scott G. Britton – B.S. Mining Engineering
Name of Qualified Person